UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: August 14, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

Camtek and Sun Chemical Establish a Strategic Cooperation

MIGDAL HAEMEK, Israel – August 14, 2017 – Camtek Ltd. (NASDAQ: CAMT and TASE: CAMT) has established a strategic cooperation with Sun Chemical, a leading producer of printing inks, coatings and supplies, pigments, polymers, liquid compounds, solid compounds, and application materials.

In the framework of this cooperation, Sun will develop liquid solder mask ink to be used in Camtek's inkjet system for PCB applications. The resulting ink may also target all other end user markets for PCB manufacturing, including the high-end automotive sector, with soldermask technology capable of meeting the most stringent OEM specifications, and the parties will share profits derived from the ink developed.

“This is a great opportunity for Sun Chemical to work with an established advanced equipment manufacturer like Camtek,” said Tony Searle, Circuits Business Manager, Sun Chemical. “The agreement brings our wealth of experience with inkjet technologies and applies it to the PCB industry.”

“We are very pleased to form this strategic cooperation with Sun Chemical, bringing to the table very significant experience with chemicals and inks for electronic manufacturing, especially soldermask,” said Rafi Amit, CEO, Camtek. ”Our two companies have highly complementary expertise and working together will be highly synergistic. As an addition to our own ink-development capabilities - this presents a significant stride forward in our efforts to commercialize the inkjet technology for PCBs.”

About Camtek Ltd.
Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional inkjet printing.

About Sun Chemical
Sun Chemical, a member of the DIC group, is a leading producer of printing inks, coatings and supplies, pigments, polymers, liquid compounds, solid compounds, and application materials. Together with DIC, Sun Chemical has annual sales of more than $7.5 billion and over 20,000 employees supporting customers around the world.

Sun Chemical Corporation is a subsidiary of Sun Chemical Group Coöperatief U.A., the Netherlands, and is headquartered in Parsippany, New Jersey, U.S.A. For more information, please visit the Web site at www.sunchemical.com.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.